Exhibit 12.1

Statement Setting Forth Detail for Computation of Ratio of Earnings

to Fixed Charges

(dollars in millions)

	Year Ended December 31,					Quarter Ended September 30,
	2002	2000		2001		2003	2002
Income before income taxes (A)	$(12.0)	$35.0		$26.0		$(51.0)	$12.0
Fixed Charges:
Interest expense, net	65.0	9.0		68.0		57.0	49.0
1/3 of rent expense (representative of interest factor)	2.5	1.2		1.8		1.5	1.5

Total fixed charges (B)	67.5	10.2		69.8		16.4	16.5

Earnings before fixed charges (C=A+B)	55.5	45.2		95.8		7.5	62.5

Ratio of earnings to fixed charges (C/B)	—	4.4	x	1.4	x	—	1.2x